

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2013

Via E-mail
Mr. Jonathan Symonds
Chief Financial Officer
Novartis AG
CH-4056 Basel
Switzerland

> **Re: Novartis AG**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed January 23, 2013**
> **File No. 001-15024**

Dear Mr. Symonds:

We have reviewed your May 22, 2013 response to our May 3, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 18. Financial Statements
Notes to Consolidated Financial Statements
1. Significant Accounting Policies
Intangible Assets Available For Use, page F-11

1. We require additional information about the discussion on page 6 of your response, particularly the last paragraph, in order to evaluate the new disclosure you propose at the bottom of page 7, which describes your accounting policies related to the determination of the fair value of inventory and intangible assets acquired in a business combination and the commencement of amortization of those acquired intangibles. We find the last paragraph of page 6 confusing. Please help us understand if the following summary of your response is correct:
    *   You measure the fair value of finished goods inventory at the estimated selling prices of the inventory, less the sum of (i) costs of disposal and (ii) a

> reasonable profit margin for the selling effort all determined using market participant assumptions. That is, the reference you make to "normal distributor's margin" means a reasonable profit margin for the selling effort.

- An acquiree, like Alcon, may have profit margins on the selling effort of their products that are disproportionate to those of their competitors because of the existence of internally generated intangible assets, which the competitors do not have, that support profit margins in excess of their competitors.

- In order to achieve a margin upon the post-acquisition sale of the inventory that is consistent with the margin of a market participant without the benefit of the internally generated intangible asset, it would be necessary to measure the fair value of the acquired inventory at the acquisition date using a profit margin that contemplates the ability to leverage the internally generated intangible (i.e., a higher profit margin) because the amortization of the intangible asset recognized at the acquisition date and that is required under IAS 38, paragraph 97 to commence at the acquisition date will reduce the post-acquisition profit on the sale of product that contemplates leveraging those intangible assets to the margin of a market participant without the benefit of those assets.

- Your response implies that rather than use a profit margin that contemplates the ability to leverage the internally generated intangible asset, you used a profit margin of a market participant without the benefit of the internally generated intangible asset (i.e., the profit margin you used is less than the profit margin that contemplates the ability to leverage the internally generated intangible asset). It also implies that you believe that the profit margin of a market participant without the benefit of the internally generated intangible assets contemplates a charge for the use of those assets and therefore you recognized the intangible assets at an amount less than their fair value (i.e., fair value less the charge) and did not commence amortization of the intangible assets as of the acquisition date, as required under IAS 38, paragraph 97, but instead waited until the inventory on hand was sold.

If the summary above is correct, it appears that the fair value of inventory and the fair value of the intangibles may be misstated at the acquisition date by equal and offsetting amounts depending on the appropriateness of your reasonableness check described on page 7. Our basis for suggesting this is twofold. First, the fair value of the intangible asset is not dependent on the fair value of the inventory. In fair valuing the intangible asset, a market participant would contemplate all expected future sales, as you did, but would not reduce the amount determined on that basis by the amount of the charge described in the fourth bullet above because to do so would result in a measurement that does not contemplate all expected future sales. Second, the acquired inventory contemplates the use of the intangibles (e.g., the product brand name). We would appreciate your views on each of these points. We would also appreciate your views as to whether in fair valuing the inventory the use of a profit margin that contemplates the ability to leverage the intangible assets is consistent with the requirement to use market participant rather than entity specific assumptions and if not whether the implication is that you believe it is not possible to comply with the requirement to fair value both the intangible asset and the inventory using market participant assumptions because to do so would double count the charge for the intangible assets thereby having the effect of recognizing, on a post-acquisition basis, a margin that is less than that of a market participant without the benefit of the intangibles.

2. We also require additional information to evaluate your reasonableness check on page 7. Please help us understand what the $467 million adjustment to acquired inventory represents and why it is appropriate to compare the $467 million to the approximately $640 million that would have been amortized in 2010 if you acquired no inventory from Alcon. When explaining what the $467 million represents, please tell us whether (A) it is the difference between the market participant profit margin (on selling effort) that contemplates the ability to leverage the internally generated intangible assets and a market participant profit margin (on selling effort) that does not contemplate the ability to leverage the internally generated intangible assets or (B) it is equal to the step-up from Alcon's book value necessary to achieve the acquisition date fair value. We note that if the $467 million equals the step-up, then it does not appear appropriate to compare the $467 million to the $640 million because the step-up is not limited to the charge for the use of those assets.

   Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

   Sincerely,

   /s/ Jim B. Rosenberg

   Jim B. Rosenberg
   Senior Assistant Chief
   Accountant